Telemynd, Inc.

26522 La Alameda, Suite 290

Mission Viejo, CA 92691

June 19, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Withdrawal of Registration Statement on Form 10-12B File No. 001-38921

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Telemynd, Inc.. hereby applies for withdrawal of the above-referenced Registration Statement on Form 10-12B, originally filed with the Commission on May 22, 2019. The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the offering to which the Registration Statement related.

Withdrawal is being sought because the Registrant is intending to file a new Registration Statement on Form 10-12G and seeks to avoid any confusion to investors.

Very truly yours,

/s/ Patrick Herguth
Patrick Herguth Chief Executive Officer